UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment # _____)*

  Meta Financial Group, Inc.

(Name of Issuer)

             Common Stock, par value $0.001 per share

(Title of Class of Securities)

 59100U108

(CUSIP Number)

Philadelphia Financial Management of San Francisco, LLC

Rachael Clarke

450 Sansome St. #1500

San Francisco, CA 94111

                         (415) 352-4463

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59100U108
(1) Names of Reporting Persons. Philadelphia Financial Management of San Francisco, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Source Of Funds WC
(5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :
(6) Citizenship Or Place Of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With (7)	Sole Voting Power 209,584
(8)	Shared Voting Power -0-
(9)	Sole Dispositive Power 209,584
(10)	Shared Dispositive Power -0-
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 209,584
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares
(13) Percent Of Class Represented By Amount In Row (11) 6.7%
(14) Type Of Reporting Person IA

Item 1.

Security and Issuer.

NONE

Item 2.

Identity and Background.

NONE

Item 3.

Source and Amount of Funds or Other Consideration.

NONE

Item 4.

Purpose of Transaction.

NONE

Item 5.

Interest in Securities of the Issuer.

NONE

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NONE

Item 7.

Material to be Filed as Exhibits.

Exhibit A

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 21, 2011

                /s/ Rachael Clarke

Name:

Rachael  Clarke

Title:

CCO

Exhibit A

Philadelphia Financial Management of San Francisco, LLC

June 21, 2011

Mr. J Tyler Haahr

President and Chief Executive Officer

Meta Financial Group

5501 S. Broadband Lane

Sioux Falls, South Dakota 57108

Dear Mr. Haahr:

Philadelphia Financial Management of San Francisco, LLC, which owns approximately 210,000 shares (or 6.7% of common shares outstanding) of Meta Financial Group (Nasdaq: CASH; “Meta Financial”) has become very frustrated with the poor performance of Meta Financial’s stock price, in spite of satisfactory operating results yielding continued book value growth and significant “excess regulatory capital”. Meta Financial’s results were achieved despite the Office of Thrift Supervision (“OTS”) having issued a Supervisory Directive terminating its tax-refund business and iAdvance line of credit product. We applaud management for their continued execution while delivering earnings and book value growth amidst such regulatory uncertainty. Unfortunately, the stock price has declined 27% since our initial investment and the stock is trading at approximately 59% of Meta Financial’s tangible equity value (see chart 1) and less than 5x the annualized first quarter 2011 operating earnings per share.

We believe that both management and the Board of Directors should aggressively pursue a sale of the company.  We believe Meta Financial could be worth over $50 per share to an acquirer, representing over 300% appreciation from the current stock price. Recent non-FDIC assisted bank merger transaction multiples have priced at 1.0x-2.3x tangible book values.  Simply using the low end of this range yields 53% premium to Meta Financial’s current valuation (see chart 2).  However, most of these takeovers have had loan book markdowns ranging from 3-12% (see column E of chart 2).  Therefore, the resulting price-to-tangible book adjusted for these loan marks is closer to 3x (see column G of chart 2).  Since the tangible asset side of Meta Financial’s balance sheet is 72% cash/PP&E/mortgage backed securities and only 28% loans (with approximately 1% non-performing assets), we think the marks on Meta Financial’s balance sheet will be very small.  Consequently, we think a more appropriate valuation methodology should be using a comparable multiple to adjusted tangible book (adjusted for loan marks), yielding a takeout value closer to $60.  A final methodology, based on price-to-normalized earnings, yields a takeout value of $34 per share based on 11.4x (see exhibit column H) annualized first quarter 2011 operating earnings of $3.00 per share.

While FDIC-assisted M&A has been the preferred method of transactions over the past few years given the breadth of opportunities for distressed banks, “regular-way” bank mergers have begun to accelerate. Moreover, we believe banks will face an increasingly challenging environment to grow revenues, in an operating environment post the Dodd-Frank Act and Durbin amendment (with or without more favorable Fed recommendations), and we think inorganic growth would help supplement fee pressure and competition for loan growth.

We believe Meta Financial offers significant franchise value to an acquirer with 1) access to a unique growth channel, processing / settlement for pre-paid debit cards, 2) significant low-cost demand deposits, and 3) a relatively clean loan portfolio and securities book that could be reconfigured for net-interest income accretion.

The bank’s Meta Payment Systems (MPS) segment provides a unique growth channel in the rapidly growing electronic payments industry, facilitating processing and settlement for pre-paid debit cards, employee benefit debit cards and benefit / insurance cards.  MPS also generates significant low / no cost deposits.  Meta Financial has an approximately $921m low cost deposit base, growing 21% year–on-year (primarily as a result of deposits generated by pre-paid debit), representing an attractive addition to an acquiring bank looking for cheaper funding to grow its loan book.

MPS is the largest pre-paid debit issuer based on purchase volume according to The Nilson Report data and the 10th largest processor of debit / pre-paid cards for both private and public issuers (see charts 5 and 6).  Mercator Advisory Group estimates there are approximately 60-70 million under or un-banked consumers in the U.S., and pre-paid cards are a means of providing basic banking services to this customer base growing at an estimated 92% cumulative average growth rate from 2008 through 2012 based on total funds loaded onto cards.  Since pre-paid interchange rates have been carved out of the Durbin amendment (i.e., pre-paid debit doesn’t fit under the $0.12 maximum per transaction mandate like regular debit cards from the Fed’s current summary), this business segment should sustain its current high level of return and profitability.

Chart 6: Total Debit and Pre-paid Transaction and Purchase Volume By Issuer

Source: The Nilson Report.

The assets on Meta Financial’s balance sheet are largely comprised of mortgage backed securities and single family / multi-family commercial mortgage loans that have exhibited relatively strong credit behavior and should be easily digested by an acquirer. Non-performing assets are only 1.0% of total assets. Additionally, there is a small agriculture loan book that could provide a platform to grow this loan segment that has a very strong fundamental backdrop economically, specifically in Iowa and South Dakota.  The first quarter 2011 10-Q states that the estimated fair value of loans is $338m versus a carrying value on the balance sheet of $330m, representing an unrecognized gain that would equal approximately 17% of the current market capitalization.  Finally, a bank that has a strong lending franchise could easily re-deploy some of Meta Financial’s mortgage backed securities into higher yielding loans. Simply having short-term rates rise 100 basis points would increase Meta Financial’s earnings per share by $1.00-$1.50 based on our estimates.

We recognize the uncertainty surrounding the potential for a cash settlement / civil penalty for the Supervisory Directive from the OTS measured against the iAdvance / tax business that was shut down. However, we do not believe the potential outlay of such civil penalty to be more than 10-20% dilutive to its $23.01 book value, which leaves the company with nearly $9 per share of excess capital under the definition of well-capitalized for prompt corrective action provisions.  Moreover, many OCC regulated institutions, such as US Bancorp and Wells Fargo, continue to offer similar products to Meta Financial’s iAdvance line of credit product, at modestly cheaper interest rates. We believe Meta Financial could resume offering this product as well as grow its pre-paid deposits should Meta Financial be acquired, as we believe a large part of the OTS’ concerns with Meta Financial is product concentrations. This concern would be mitigated if Meta Financial’s thriving pre-paid / iAdvance product was part of a more diversified enterprise.

Meta Financial’s Tier 1 core ratio of 18.4% at March 31st compares with a well-capitalized requirement of 6.0% under the prompt corrective action provision. At the very least, a portion of this excess capital could be re-deployed or used for stock buybacks if owned by a larger entity. If Tier 1 core capital was reduced to 12%, still two times the regulatory minimum, this provides approximately $9.00 / share in “excess capital” that could be used to fund the acquisition or for share repurchase.

The market has failed to acknowledge the true franchise value of Meta Financial. We encourage management and the Board of Directors to pursue a sale of the company as the best strategic direction for Meta Financial.  We would be happy to provide an introduction to regional bank-focused investment banker(s) to pursue this process.

Sincerely,

Jordan Hymowitz

Managing Partner

CC:

James S. Haahr - Chairman of the Board

Jeanne Partlow – Board Member

E. Thurman Gaskill- Board Member

Rodney G. Muilenburg- Board Member

Brad C. Hanson- Executive Vice President

Frederick V. Moore- Board Member